Exhibit 12
Ratio of Earnings to Fixed Charges

	Quarter Ended August 31,
	2007	2007	2006	2005	2004	2003
Net income before income taxes	$129,287	$533,553	$518,019	$469,022	$424,953	$389,698
Capitalized Interest	86	1,069	384	749	532	186
Fixed Charges	15,711	62,482	42,211	33,623	33,179	39,464

Earnings	$145,084	$597,104	$560,614	$503,394	$458,664	$429,348

	Quarter Ended August 31,
	2007	2007	2006	2005	2004	2003
Fixed Charges:
Interest Component of Rent Expense	2,788	11,089	10,045	8,426	7,546	8,361
Interest Expense	12,837	50,324	31,782	24,448	25,101	30,917
Capitalized Interest	86	1,069	384	749	532	186

	$15,711	$62,482	$42,211	$33,623	$33,179	$39,464

Ratio of Earnings to Fixed Charges	9.2	9.6	13.3	15.0	13.8	10.9